UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-42453

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

901, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

On February 9, 2026, Park Ha Biological Technology Co., Ltd. (the “Company”) announced that it expects to implement a 1-for-50 reverse stock split effective February 20, 2026, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, with trading to begin on a split-adjusted basis at the market open on that day.

In connection with the reverse stock split, the Company filed an Amended and Restated Memorandum of Association, included herewith as Exhibit 3.1, with the Registry of Companies of the Cayman Islands on February 4, 2026 to reduce the authorized share capital of the Company from USD 3,000,000.00 divided into divided into 150,000,000,000 ordinary shares of par value US$0.00002 each divided into (i) 120,000,000,000 Class A ordinary shares with a par value of US$0.00002 each with 1 vote per share and (ii) 30,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share to 3,000,000,000 ordinary shares of par value US$0.001 each divided into (i) 2,400,000,000 Class A ordinary shares with a par value of US$0.001 each with 1 vote per share and (ii) 600,000,000 Class B ordinary shares with a par value of US$0.001 each with 20 votes per share, the reduction at the same ratio as its reduction in the issued and outstanding shares. As approved and authorized by a majority of the shareholders of at an extraordinary meeting of shareholders held on December 26, 2026, the Board of Directors of the Company subsequently approved the reverse stock split and the exact ratio of the reverse stock split on January 29, 2026.

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2026

Park Ha Biological Technology Co., Ltd.

By:	/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer and Chairperson of the Board

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